29 May 2002
Number: 33/02

BHP BILLITON PURSUES CORPORATE EXCELLENCE

BHP Billiton today announced internally a number of initiatives consistent with the Strategic Framework presented to investors on 8 April 2002. That framework established various performance measures for the group, including the target of raising return on capital to above
15% by FY2006, inter-alia, by reducing operating costs by US$ 500 million over the 3-year period to 2005.

BHP Billiton Deputy CEO Brian Gilbertson said: "With the integration of BHP and Billiton complete, the focus has moved to the delivery of superior returns for our shareholders. To that end, I have today announced a number of initiatives that will simplify our corporate structure and processes, improve focus on our core activities and on a small number of other key initiatives, and entrench operational excellence through the BHP Billiton Way."

Among various other decisions is the cutting back on venture capital activities and the termination of the internal aviation service.

These changes will be effective from 1 July 2002, and will result in approximately 100 redundancies. An associated accounting charge will be recorded in the fourth quarter of FY2002.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
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Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
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Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia